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                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    Schedule 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)<F*>

                 Nuveen Missouri Premium Income Municipal Fund.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                     67060Q
                         ------------------------------
                                 (CUSIP Number)

     B.K. Werner                       COPY TO:       Robert. M. LaRose, Esq.
     c/o Safety National Casualty Corporation         THOMPSON COBURN
     2043 Woodland Parkway                            One Mercantile Center
     St. Louis, Missouri 63146                        St. Louis, Missouri 63101
     (314) 995-5300                                   (314) 231-7676

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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               December 13, 1996
              ----------------------------------------------
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on following page(s))

CUSIP No.  67060Q                 13D

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      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            B.K. Werner
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      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) / /
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      3     SEC USE ONLY


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      4     SOURCE OF FUNDS

            PF
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      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e) / /


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      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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      NUMBER OF      7  SOLE VOTING POWER

      SHARES            126,150
                   ------------------------------------------------------------
      BENEFICIALLY   8  SHARED VOTING POWER

      OWNED BY          6,500
                   ------------------------------------------------------------
      EACH           9  SOLE DISPOSITIVE POWER

      REPORTING         126,150
                   ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER

      WITH              6,500
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     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            132,650
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     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES           / /

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     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.21%
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     14     TYPE OF REPORTING PERSON

            IN
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      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Onomea LP 2
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      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) / /
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      3     SEC USE ONLY


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      4     SOURCE OF FUNDS

            WC
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      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e) / /


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      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Missouri
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      NUMBER OF      7  SOLE VOTING POWER

      SHARES            -0-
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      BENEFICIALLY   8  SHARED VOTING POWER

      OWNED BY          6,500
                   ------------------------------------------------------------
      EACH           9  SOLE DISPOSITIVE POWER

      REPORTING         -0-
                   ------------------------------------------------------------
      PERSON        10  SHARED DISPOSITIVE POWER

      WITH              6,500
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     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            132,650
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     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES           / /

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     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.3%
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     14     TYPE OF REPORTING PERSON

            PN
===============================================================================

ITEM 1.    SECURITY AND ISSUER.

      This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Nuveen Missouri Common Stock"), of Nuveen Missouri Premium Income Municipal Fund, a Massachusetts corporation (Nuveen Missouri). The address of the principal executive offices of Nuveen Missouri is 333 West Wacker Drive, Chicago Illinois 60606.


ITEM 2.    IDENTITY AND BACKGROUND.

     1.     (a)   Name:  B.K. Werner

            (b)   Business address:  c/o Safety National Casualty
Corporation, 2043 Woodland Parkway, St. Louis, Missouri 63146.

            (c) Present principal occupation and name, principal business and address of any corporation or partnership in which such employment is conducted: Chairman of the Board and Chief Executive Officer of Safety National Casualty Corporation, the principal business of which is providing excess workers' compensation insurance policies for self-insured employers. The address of the principal executive offices of Safety National Casualty Corporation is 2043 Woodland Parkway, St. Louis, Missouri, Missouri 63146.

            (d) B.K. Werner has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) B.K. Werner has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

            (f)   Citizenship:  United States

     2.     (a)   Name: The Onomea LP 2

            (b) Business address: c/o Safety National Casualty Corporation, 2043 Woodland Parkway, St. Louis, Missouri 63146.

            (c) Principal business and address: The Onomea LP 2, a Missouri Corporation ("Onomea"), was organized for financial investment purposes, and to conduct such other activities related or incidental thereto as may be convenient, necessary or desirable to promote the business of Onomea. The address of the principal executive offices of Onomea is c/o Safety National Casualty Corporation, 2043 Woodland Parkway, St. Louis, Missouri 63146.

            (d) Onomea has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Onomea has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

            (f)   State of Organization: Missouri

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Of the 132,650 shares of Nuveen Missouri Common Stock reported in this
Schedule 13D, 126,150 shares were acquired with the personal funds of B.K. Werner, the other 6,500 shares were acquired with the working capital of Onomea.


ITEM 4.    PURPOSE OF TRANSACTION.

      The acquisition of Common Stock reported herein was for investment purposes.
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ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) Each of B.K. Werner and Onomea may be deemed to be the beneficial owner of 6,500 shares of Nuveen Missouri Common Stock, representing 0.3% of the 2,136,537 shares of such class issued and outstanding as of May 31, 1996. B.K. Werner may be deemed to be the beneficial owner of the aggregate number of 132,650 shares of Nuveen Missouri Common Stock representing 6.21% of the 2,136,537 shares of such class issued and outstanding as of May 31, 1996.

           (b) Each of B.K. Werner and Onomea may be deemed to have shared voting and dispositive power with respect to 6,500 shares of Nuveen Missouri Common Stock, representing 0.3% of the 2,136,537 shares of such class issued and outstanding as of May 31, 1996. B.K. Werner may be deemed to have the sole voting and dispositive power with respect to 126,150 shares of Nuveen Missouri Common Stock, representing 5.9% of the 2,136,537 shares of such class issued and outstanding as of May 31, 1996.

           (c) Other than as described in this Schedule 13D, there have been no other transactions relative to the Nuveen Missouri Common Stock by B.K. Werner or Onomea.

           (d)   Not applicable.

           (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Not applicable

ITEM 7.    MATERIAL REQUIRED TO BE FILED AS EXHIBITS.

           Not applicable.


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                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Dated: December 23, 1996                   /s/ B.K. Werner
                                       ----------------------------------------
                                       B.K. Werner



                                       THE ONOMEA LP 2



Dated: December 23, 1996               By:   /s/ B.K. Werner
                                           -------------------------------------
                                           B.K. Werner, its
                                           General Partner